UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: August 15, 2024

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 5.07 Submission of matters to a vote of Security Holders.

On August 15, 2024, the Registrant held its Annual General Meeting of Shareholders. Approximately 82.95% of shareholder’s attended the meeting in person or by proxy. All matters presented were approved by the required majority of outstanding shares. The matters presented were as follows:

1.	Approval of the English language to be used for the annual accounts and annual reports of the Registrant. 31,050,378 Shares voted in favor, 0 shares voted against and 0 shares abstained.

2.	Adoption of the annual accounts of the year 2023. 31,050,378 Shares voted in favor, 0 shares voted against and 0 shares abstained.

3.	Election and re-appointment of Alon Raich as sole Managing Director. 31,050,243 Shares voted in favor, 0 shares voted against and 135 shares abstained.

4.
Election and (re-) appointment of 7 Supervisory Board members, namely Menachem J. Atzmon, Ron Atzmon, Gil Atzmon, Gail F. Lieberman, Gordon Hausmann, Ilan Nir and Frans van Westen.
31,046,407 Shares voted in favor, 3,836 shares voted against and 135 shares abstained.

5.	Amendment of the Articles of Association. 31,050,243 Shares voted in favor, 0 shares voted against and 135 shares abstained.

6.	Appointment of independent auditors for the Registrant. 31,050,278 Shares voted in favor, 0 shares voted against and 100 shares abstained.

7.	Discharge of the Management Board and Supervisory Board. 31,049,943 Shares voted in favor, 200 shares voted against and 235shares abstained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/S/ Alon Raich
Alon Raich, Managing Director & Chief Financial Officer

Dated August 15, 2024